August 2, 2024

Qian Wang
Chief Executive Officer
YSMD, LLC
745 5th Ave, Suite 500
New York, NY 10151

        Re: YSMD, LLC
            Post Qualification Amendment to Form 1-A
            Filed July 19, 2024
            File No. 024-12008
Dear Qian Wang:



       We have reviewed your amendment and have the following comment.

         Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post Qualification Amendment on Form 1-A
Plan of Operations, page 46

1. Refer to prior comment 4. We note you continue to reference fully subscribed equity subscriptions and subscriptions receivable. Please explain these terms clearly. Also explain how these amounts correspond to the "amounts raised" as disclosed in the table on page 46.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action
 August 2, 2024
Page 2

by the staff.

       Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction